UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170088

DIVISION OF
CORPORATION FINANCE

January 4, 2017

Colin J. Diamond
White & Case LLC
cdiamond@whitecase.com

Re: JetBlue Airways Corporation
Incoming letter dated December 20, 2016

Dear Mr. Diamond:

This is in response to your letter dated December 20, 2016 concerning the shareholder proposal submitted to JetBlue by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 4, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JetBlue Airways Corporation
Incoming letter dated December 20, 2016

The proposal relates to director nominations.

There appears to be some basis for your view that JetBlue may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of JetBlue's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if JetBlue omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

WHITE & CASE

White & Case LLC
1155 Avenue of the Americas
New York, NY 10036-2787
T +1 212 819 8200

whitecase.com

December 20, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JetBlue Airways Corporation - Omission of Stockholder Proposal of John Chevedden

Ladies and Gentlemen:

On behalf of our client, JetBlue Airways Corporation, a Delaware corporation (the "**Company**"), we hereby respectfully request confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits from its proxy statement and form of proxy for the 2017 annual meeting of its stockholders (the "**2017 Proxy Materials**") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "**Stockholder Proposal**") submitted by John Chevedden (the "**Proponent**") for inclusion in the 2017 Proxy Materials, which was dated as of October 20, 2016 and received by the Company on November 18, 2016.

The Stockholder Proposal may be excluded from the Company's 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14(a)-8(f)(1) because the Proponent did not provide timely requisite proof of continuous ownership of Company stock in response to the Company's proper request for such information.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which the Company intends to file definitive 2017 Proxy Materials; and
- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying the Proponent of the Company's intention to exclude the Stockholder Proposal from its 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D ("**SLB 14D**"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or Staff with respect to this Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Proposal

A copy of the Stockholder Proposal is attached hereto as **Exhibit A.**

Basis for Exclusion

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that it may exclude the proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(f)(1) because the Proponent has failed to adhere to the procedural requirements for submitting shareholder proposals by failing to timely provide the requisite proof of continuous share ownership timely requested by the Company pursuant to Rule 14a-8(b).

Background

The Stockholder Proposal, dated as of October 20, 2016, was received by the Company on November 18, 2016. The submission did not include verification of the Proponent's ownership of the requisite number of Company stock from the record owner. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of the Company's common stock.

Accordingly, on November 23, 2016, within 14 days of November 18, 2016, the date that the Company received the Stockholder Proposal, the Company notified the Proponent via e-mail, pursuant to the explicit instructions in the Stockholder Proposal, of the procedural deficiency as required by Rule 14a-8(f) (the "**Deficiency Notice**"). In the Deficiency Notice, attached hereto as **Exhibit B,** the Company informed the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency.

Among other things, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that, at the

time the Proponent submitted his proposal, the Proponent continuously held the securities for at least one year; and

- that any response to the Deficiency Notice had to be provided no later than 14 days from the date thereof.

On December 2, 2016, the Proponent e-mailed to the Company a letter from Fidelity Investment (the "**Fidelity Letter**"), dated as of November 29, 2016, stating that the Proponent continuously owned no fewer than 200 shares of Company common stock since December 17, 2015 (i.e., for approximately 10 months until and through the October 20, 2016 date of the Stockholder Proposal and for approximately 11 months until and through the November 18, 2016 date when the Company received the Stockholder Proposal). The Fidelity Letter, along with the cover email from the Proponent, is attached hereto as **Exhibit C.**

Legal Analysis

The Stockholder Proposal May Be Omitted In Reliance on Rule 14a-8(f)(1), as the Proponent Has Not Sufficiently Demonstrated His Eligibility to Submit a Stockholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request

Rule 14a-8(f)(1) clearly permits the Company to exclude the Stockholder Proposal from its 2017 Proxy Materials because the Proponent failed to substantiate the Proponent's eligibility to submit the Stockholder Proposal under Rule 14a-8(b) within 14 calendar days of receiving the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." (*emphasis added*). When the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the stockholder has owned the requisite amount of securities continuously for one year as of the date the stockholder submits the proposal. See Staff Legal Bulletin No. 14 (July 13, 2001).

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal from the company's proxy materials if a stockholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, including Rule 14a-8(b), provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

The Company received the Stockholders Proposal, dated October 20, 2016, on November 18, 2016. The submission did not include verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares. The Company reviewed its stock records, which did not indicate that the Proponent was a record owner of any shares of the Company's common stock. Accordingly, the Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice. On December 2, 2016, the Proponent e-mailed to the Company the Fidelity Letter, dated November 29, 2016, which confirmed that "as of the dated of this letter, Mr. Chevedden has continuously owned no fewer than 200 shares of JetBlue Airways Corp.(CUSIP: 477143111, trading symbol: JBLU) since December 17, 2015". As of the date of this letter, the Proponent has not provided the Company with any additional written support from a DTC participant that demonstrates that it continuously held the requisite amount of the Company's securities for at least one year by October 20, 2016, the date of the Stockholder Proposal.

The Staff consistently has concurred in the exclusion of proposals where proponents have failed to include proof of beneficial ownership of the requisite amount of company shares for the required period and have failed, following a timely and proper request by a company, to provide evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1) within 14 calendar days of receiving notice of the deficiency. *See, e.g., Bank of America Corp.* (Jan. 16, 2013) (letters from broker stating ownership from November 30, 2011 to December 7, 2012 was insufficient to prove continuous ownership for one year as of November 19, 2012, the date the proposal was submitted); *Comcast Corp.* (Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *Sempra Energy* (Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); and *International Business Machines Corp.* (Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

Here, the Proponent submitted the Stockholder Proposal, dated October 20, 2016, which was received by the Company on November 18, 2016. The Stockholder Proposal did not include verification of the Proponent's ownership of the requisite number of Company stock from the record owner of those shares. The Company properly and timely gave notice to the Proponent requesting proof of ownership. The Deficiency Notice clearly stated the necessity to prove continuous ownership as of the date "you submitted your proposal" (i.e., October 20, 2016). Notwithstanding the directions provided by the Company in the Deficiency Notice, the Fidelity Letter provided by the Proponent does not confirm the Proponent's continuous ownership of Company shares for the year preceding October 20, 2016, the date of the Stockholder Proposal. Instead, the Fidelity Letter indicates the Proponent has continuously held no fewer than 200 shares of the Company's common stock since December 17, 2015 (i.e., less than one year by the October 20, 2016 date of the Stockholder Proposal). Therefore, the Proponent has not satisfied the requirement of Rule 14a-(b)(2) to verify his ownership of the requisite amount of Company shares for at least one year as of the date of the Stockholder Proposal.

Because the Proponent has not demonstrated eligibility under Rule 14a-8 to submit the Stockholder Proposal, we ask that the Staff concur that the Company may exclude the Stockholder Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

Conclusion

For the reasons discussed above, the Company believes that it may properly omit the Stockholder Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(b) and rule 14a-8(f)(1). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Stockholder Proposal from its 2017 Proxy Materials.

If the Staff wishes to discuss the responses provided, please do not hesitate to contact the undersigned at (212) 819-8754 or Irina Yevmenenko at (212) 819-8570 of White & Case LLP.

Sincerely,

Colin J. Diamond

CC:
John Chevedden (via e-mail)
***FISMA & OMB Memorandum M-07-16 ***

James Hnat, General Counsel, JetBlue Airways Corporation
Eileen McCarthy, Associate General Counsel, JetBlue Airways Corporation

Exhibit A

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

JETBLUE AIRWAYS

NOV 1 8 2016

LEGAL DEPT.

Mr. James G. Hnat
Corporate Secretary
JetBlue Airways Corporation (JBLU)
27-01 Queens Plaza North
Long Island City, New York 11101

Dear Mr. Hnat,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

October 20, 2016
Date

[JBLU – Rule 14a-8 Proposal, October 20, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Shareholder Proxy Access

RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock'') continuously for at least three years and pledge to hold such stock through the annual meeting.

2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.

3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.

4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the 3% of Required Stock.

5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.

6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.

7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

Proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. A 2014 Chartered Financial Analyst Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1).

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC, following extensive analysis and input from companies and investors, determined that those terms struck the proper balance of providing shareholders with a viable proxy access right while containing appropriate safeguards.

Shareholder proposals calling for proxy access have recently received overwhelming shareholder support, gaining a majority at 123 companies out of 198 facing such a proposal since 2015. Kaye Scholar partner Nicholas O'Keefe recently observed, "Companies are going to lose trying to fight proxy access" Of the 72 similar proposals presented by the NY Comptroller in 2016, the vast majority were withdrawn when companies agreed to adopt a similar version of proxy access.

In addition to public pension fund support, at an SEC Investor Advisory Committee meeting a representative from BlackRock, the largest asset manager in the world, stated the firm supports proxy access as a fundamental right, generally on terms consistent with the vacated SEC rule. TIAA-CREF sent a letter to its 100 largest holdings requesting that they adopt proxy access bylaws consistent with the 3% ownership threshold included in the vacated SEC rule.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
***FISMA & OMB Memorandum M-07-16 ***

Exhibit B

McCarthy, Eileen

From:	McCarthy, Eileen	
Sent:	Wednesday, November 23, 2016 1:32 PM	
To:	***FISMA & OMB Memorandum M-07-16 ***	
Subject:	JetBlue proposal	
Attachments:	image2016-11-23-132804.pdf	
Tracking:	**Recipient**	**Delivery**
	***FISMA & OMB Memorandum M-07-16 ***	
	McCarthy, Eileen	Delivered: 11/23/2016 1:32 PM

Dear Mr. Cheveddon,
Please see the attached.

Thank you.
Best regards,
Eileen McCarthy

Eileen McCarthy
VP, Associate General Counsel Corporate Governance
JetBlue
27-01 Queens Plaza North
Long Island City, NY 11101
Office: 718-709-2272
Cell: 646-209-3801

To fly: Call 1-800-JETBLUE or visit jetblue.com

DISCLOSURE: Nothing contained herein or in any attachment hereto is intended to be used, or can be used, to avoid penalties imposed under the Internal Revenue Code.

jetBlue

27-01 Queens Plaza North
Long Island City, NY 11101
jetblue.com

November 23, 2016

VIA E-MAIL

***FISMA & OMB Memorandum M-07-16 ***

Attn: Mr. John Chevedden

Re: JetBlue Airways Corporation Rule 14a-8 Proposal

Dear: Mr. Chevedden,

Reference is made to your letter (the "Letter") addressed to Mr. Hames G. Hnat, General Counsel of JetBlue Airways Corporation (the "Company"), received by the Company on November 18, 2016.

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 ("Rule 14a-8"), in order to be eligible to submit a proposal, among other requirements, you must have continuously held a requisite amount of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Furthermore, you must continue to hold those securities through the date of the meeting. To demonstrate your eligibility, if you are not a registered holder, at the time you submit your proposal, you are required to submit to the Company (i) a written statement from the record holder of your securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year and (ii) a written statement from you confirming that you intend to continue to hold the securities through the date of the meeting. The Letter fails to comply with the foregoing procedural requirements of Rule 14a-8. If you fail to adequately correct the procedural deficiency and provide the requisite proof of ownership no later than 14 days from the date you received this notification, the Company may exclude your proposal from its proxy statement for the upcoming annual meeting of its shareholders.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing

Sincerely,

Eileen McCarthy
Vice President, Associate General Counsel Corporate Governance,
JetBlue Airways Corporation

T +1 718 709 2272
E Eileen.McCarthy@jetblue.com

Exhibit C

McCarthy, Eileen

From: ***FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 02, 2016 11:49 AM
To: McCarthy, Eileen
Subject: Rule 14a-8 Proposal (JBLU) blb
Attachments: CCE02122016_3.pdf

Mr. Zaremba,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

November 29, 2016

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Anthem, Inc. (CUSIP: 036752103, trading symbol: ANTM), no fewer than 100 shares of AT&T (CUSIP: 00206R102, trading symbol: T), no fewer than 500 shares of Ford Motor Company (CUSIP: 345370860, trading symbol: F) and no fewer than 100 shares of Northrop Grumman Corp. Holding Company (CUSIP: 666807102, trading symbol: NOC) since October 1, 2015.

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200 shares of JetBlue Airways Corp. (CUSIP: 477143101, trading symbol: JBLU) since December 17, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W237385-29NOV16